SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-15752

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

(Full Title of the Plan)

CENTURY BANCORP, INC.

(Issuer of the securities held pursuant to the Plan)

400 Mystic Avenue

Medford, MA 02155

(Address of principal executive offices)

The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2020 and 2019, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN

Date: June 25, 2021	By:	/s/ William P. Hornby

SBERA 401(k) PLAN AS ADOPTED BY

CENTURY BANCORP, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

As of December 31, 2020 and 2019

For the Year Ended December 31, 2020

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

Schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, other than those listed above, are omitted because of the absence of conditions under which they are required.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Plan Administrator and Plan participants of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2015

Kingston, NH

June 25, 2021

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
ASSETS
Investment - Plan interest in Savings Banks Employees Retirement Association (“SBERA”) Common Collective Trust, at fair value	$43,425,070	$37,713,295

Receivables:
Notes receivable from participants (see Note 2)	615,134	688,310

Net assets available for benefits	$44,040,204	$38,401,605

See notes to financial statements.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2020
ADDITIONS
Additions to net assets attributed to:
Investment income:
Plan interest in Savings Banks Employees Retirement Association (“SBERA”) Common Collective Trust net investment income	$4,507,241

Interest income on notes receivable from participants	36,194

Contributions:
Participant	2,121,867
Rollovers	390,721
Employer	529,245

3,041,833

Total additions	7,585,268

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,916,553
Deemed distributions of participant loans	29,036

1,945,589

Administrative expenses	1,080

Total deductions	1,946,669

Net increase	5,638,599
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	38,401,605

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$44,040,204

See notes to financial statements.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General –

The Plan is a defined contribution plan covering substantially all employees of Century Bancorp (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by Savings Banks Employees Retirement Association (“SBERA”) which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

The Plan participates in the SBERA Common Collective Trust (the Trust). Under the Trust agreement, the Plan owns a portion of the net assets of the Trust, which represents its interest in the Trust. Within the Trust, each of the member banks’ plan assets are jointly invested and the return on the assets is allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust.

Eligibility Requirements –

To become eligible for participation, an employee must have reached 21 years of age.

Contributions –

Each year, participants may contribute to the Plan a percentage of their annual compensation, on a pre-tax or after-tax “Roth” basis, as defined in the Plan, up to 75% of eligible compensation subject to the Internal Revenue Code (IRC) limitations. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan. New employees as well as employees deferring less than 3% of compensation will be automatically enrolled in the Plan with a pre-tax deferral of 3% of compensation, unless they opt out of participating or make an affirmative election.

The Bank may elect to make a discretionary matching contribution to eligible participants, as defined in the plan agreement. For the year ended December 31, 2020, the Bank contributed a matching contribution of 33% of participant’s deferrals up to 6% of eligible compensation for a maximum matching contribution of 2%. Total discretionary matching contributions made by the Bank to the Plan were $529,245 for the year ended December 31, 2020. Contributions are subject to certain IRC limitations. The Bank may also elect to make additional discretionary non-elective contributions. The Bank did not make any additional discretionary non-elective contributions for the year ended December 31, 2020.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Continued)

Participant Accounts –

Each participant’s account is credited with the participant’s contribution, the Bank’s contributions and an allocation of Plan earnings. Allocations are based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments –

The Plan currently offers a variety of unitized funds comprised of investments held in the Trust.

Vesting –

Participants are vested immediately in their contributions, plus actual earnings thereon. Participants become 100% vested in Bank contributions upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in Bank contributions and earnings thereon vests as follows:

Years of Service	% Vested
1	20%
2	40%
3	60%
4	80%
5	100%

Notes Receivable from Participants –

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes are required to be repaid within 5 years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than 20 years. Participants may have up to 2 loans outstanding at any time. The notes are secured by the balance in the participant’s account and bear interest at a rate ranging from 4.25% to 6.50%. The note interest rate is set at the prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits –

Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59 1⁄2. A participant may withdraw from their rollover account at any time. If a participant’s vested account balance is $1,000 or less, the Plan administrator can distribute the entire balance in a lump-sum amount. A participant may take a distribution from the Plan upon demonstration to the plan administrator that the participant is suffering from “hardship”, as defined in the plan document.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Continued)

Payment of Benefits (Continued) –

On December 20, 2019, the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 was signed into law. Under the SECURE Act, the age requirement for minimum distributions was raised to 72 from 70 1⁄2, for any participant who turned 70 1⁄2 on or after January 1, 2020.

On January 1, 2020, certain administrative defaults for the Plan were updated through a Plan amendment to be in accordance with final regulations of the Bipartisan Budget Act of 2018 with regard to the hardship distribution rules applicable to 401(k) plans. These changes included (1) removal of the 6 month deferral suspension, (2) removal of the requirement for a participant to first take available plan loans prior to a hardship withdrawal, (3) allowance of earnings on deferrals to be included in the hardship calculation, and (4) updating of hardship distribution forms to reflect the participant’s representation of hardship need, expanded list of deemed hardship events, and clarification of casualty loss definition.

CARES Act -

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. Plan management evaluated the relief provisions available to qualified plan participants under the CARES Act and implemented the following provisions:

•

Special coronavirus related distribution (CRD) up to a maximum of $100,000 per Plan participant, which may be repaid at any time during the 3-year period beginning on the day after the date on which such distribution was received. CRD’s were only available until December 30, 2020.

•	Deferral of loan repayments, at a participant’s request, for amount due between March 27, 2020 through December 31, 2020;

•

Temporary increase in the maximum loan amount available to a participant to an amount equal to the lesser of (1) the present value of their vested account or (2) $100,000. This provision only applies to new loans entered into between March 27, 2020 through September 23, 2020; and

•	Suspension of required minimum distributions for the 2020 Plan year.

Forfeitures –

At December 31, 2020 and 2019, forfeited nonvested accounts totaled $125 and $509, respectively. These accounts may be used to offset future Bank contributions, pay eligible plan expenses or be reallocated to participants. Also, in 2020, employer contributions were reduced by $26,238 from forfeited nonvested accounts.

Administrative Expenses –

Administrative expenses including investment related fees are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation in fair value of investments.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are significant accounting policies followed by the Plan:

Basis of Accounting –

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates –

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition –

The Plan’s interest in the Trust is reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment managers and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2020 and 2019 is its interest in the Trust. Consequently, it recognizes investment income based on its share of the income and loss derived from the underlying assets of the Trust.

Notes Receivable from Participants –

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document. The amounts reported on the accompanying Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019 represent the Plan’s portion of notes receivable from participants recorded by the Trust.

Payment of Benefits –

Benefit payments to participants are recorded when paid.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties –

The Plan, through its investment in the Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

As a result of the continued spread of the COVID-19 coronavirus, economic uncertainties have arisen which have triggered volatility in the financial markets. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be predicted.

Date of Management’s Review –

The Plan has evaluated subsequent events through the date the financial statements were issued.

On April 7, 2021, the stock holding company for the Bank announced they have entered into a merger agreement with another banking institution. The acquisition is expected to close in the fourth quarter of 2021, subject to certain conditions. Upon closing, the Bank will merge into the other banking institution’s operations. Plan management is currently evaluating the impact of the merger on the Plan.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Trust has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Certain investments are measured using the net asset value (NAV) as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. These investments measured using the NAV practical expedient in Fair Value Measurement (Topic 820) are exempt from categorization in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value by the Trust. There have been no changes in these methodologies used by the Trust at December 31, 2020 and 2019.

Certificates of deposit:

Certificates of deposit are measured at amortized cost, which approximates fair value.

Collective funds:

Valued at either the closing price reported on the active market on which the individual securities are traded or valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value or is a readily determinable fair value and is the basis for the current transactions. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Trust to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the Trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Equity securities:

Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:

Valued at the daily closing price as reported by the fund. Mutual funds held by the Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Trust are deemed to be actively traded.

Limited partnerships and hedge funds:

The funds are valued at NAV, without further adjustment, as calculated by the fund’s manager based upon the terms and conditions of the organizational documents of the underlying investments, with further consideration to portfolio risks.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Trust’s assets at fair value as of December 31, 2020 and 2019. Classification within the fair value hierarchy tables is based upon the lowest level of any input that is significant to the fair value measurement:

	Assets at Fair Value as of December 31, 2020
Description	Level 1	Level 2	Level 3	Total

Certificates of deposit	$10,253,129	$—	$—	$10,253,129
Collective funds	147,927,959	—	—	147,927,959
Equity securities	552,382,089	—	—	552,382,089
Mutual funds	177,210,620	—	—	177,210,620

Investments measured in the fair value hierarchy	887,773,797	—	—	887,773,797

Investments measured at net asset value (a)	—	—	—	1,032,565,504

Total investments, at fair value	$887,773,797	$—	$—	$1,920,339,301

	Assets at Fair Value as of December 31, 2019
Description	Level 1	Level 2	Level 3	Total

Certificates of deposit	$10,363,965	$—	$—	$10,363,965
Collective funds	102,329,746	—	—	102,329,746
Equity securities	436,595,069	—	—	436,595,069
Mutual funds	209,967,721	—	—	209,967,721

Investments measured in the fair value hierarchy	759,256,501	—	—	759,256,501

Investments measured at net asset value (a)	—	—	—	882,582,558

Total investments, at fair value	$759,256,501	$—	$—	$1,641,839,059

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2020 and 2019.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

Investments Measured Using the Net Asset Value per Share Practical Expedient –

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2020 and 2019, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Trust.

				Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	Fair Value		Unfunded Commitments
	2020	2019
Collective Funds
Equity	$287,174,922	$326,405,313	$—	Daily	1 to 2 Days
Diversified	168,114,754	142,263,505	—	Daily	Day of trade
Fixed income	279,750,643	200,279,406	—	Daily	1 to 2 Days
International equities	215,512,154	138,880,519	—	Daily	1 to 2 Days
Limited Partnerships
Emerging markets	58,587,503	39,332,870	—	Monthly	First business day of each calendar month
Multi-strategy	—	13,552,756	—	Monthly	14 calendar days’ advance notice as of the first day of each month
Hedge Funds
Multi-strategy (a)	2,275,019	2,282,852	—	Quarterly	90 Days
Global opportunities (b)	4,797,324	5,264,506	—	Quarterly	90 Days
Private investment entities (c)	16,353,185	14,320,831	—	Quarterly	90 Days

	$1,032,565,504	$882,582,558	$—

a)

This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. Fund objectives are to seek above-average rates of return and long-term capital growth through investments, which are fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers or achieve superior risk-adjusted capital appreciation over the long-term, generally through an investment, which invests in private investment funds and discretional managed accounts, structured notes, swaps or other similar products. The fair values of the investments in this category have been determined using the net asset value per share of the fund(s).

b)

This category has an investment strategy to pursue a hybrid absolute return via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies. The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair value of the investments in this category have been determined using the last sales price, for listed securities, and in accordance with the agreement terms for portfolio-managed investments, notes, swaps, and other similar products.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

3.	FAIR VALUE MEASUREMENTS (Continued)

Investments Measured Using the Net Asset Value per Share Practical Expedient (Continued) –

c)

The fund’s investment objective is to invest in highly attractive, select investment opportunities by maintaining investments through private investment entities and/or separately managed accounts (each, an Investment or a Portfolio and collectively, the Investments or the Portfolios) with investment management professionals (each a Manager and collectively, the Managers) specializing in various alternative investment strategies. The Managers have broad investment experience and the ability to leverage their existing relationships with corporate management teams, investment banks and other institutions to gain access to certain investment opportunities. As such, the Manager is presented with “best idea” investment opportunities, typically in asset classes where market dislocations or other events have created attractive investment opportunities. The Managers are not restricted in the investment strategies that they may employ across different asset classes and regions. The Manager anticipates that any number of strategies will be eligible for consideration for investment by the Fund and the Fund reserves the right to invest in any particular strategy or asset class it deems appropriate.

4.	INVESTMENT - PLAN INTEREST IN THE TRUST

All of the Plan’s investments are in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has a divided interest in the Trust. The assets of the Trust are held by several custodians. The Trust allows for daily redemptions. The Plan does not have any unfunded commitments.

The value of the Plan’s interest in the Trust is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses plus the Plan’s portion of notes receivable from participants held as of the plan year end. At December 31, 2020 and 2019, the Plan’s interest in the Trust was approximately 2.19% and 2.26%, respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENT - PLAN INTEREST IN THE TRUST (Continued)

The following table presents the net assets of the Trust:

	December 31, 2020		December 31, 2019
	Trust Balances	Plan’s Interest in Trust Balances	Trust Balances	Plan’s Interest in Trust Balances
ASSETS
Investments, at fair value:
Collective funds:
Fixed income	$427,862,902	$2,058,126	$302,420,296	$1,626,306
Equity	502,502,776	6,494,445	465,474,688	5,649,425
Diversified	168,114,754	16,608,434	142,263,505	13,698,543

Total collective funds	1,098,480,432	25,161,005	910,158,489	20,974,274

Equity securities	552,382,089	12,838,634	436,595,069	11,677,131
Mutual funds	177,210,620	1,583,646	209,967,721	1,112,938
Limited partnerships	58,587,503	252,155	52,885,626	360,871
Hedge funds	23,425,528	71,735	21,868,189	64,174
Certificates of deposit	10,253,129	—	10,363,965	—

Total investments, at fair value	1,920,339,301	39,907,175	1,641,839,059	34,189,388

Cash and cash equivalents	46,807,786	3,517,325	34,212,264	3,534,011
Interest and dividends accrued on investments	12,074,136	87,954	1,196,706	15,134
Accounts receivable and prepaid benefits	765,886	—	842,552	—
Contributions receivable	37,146,000	—	10,457,200	—
Notes receivable from participants	11,109,366	615,134	11,408,820	688,310

Total assets	2,028,242,475	44,127,588	1,699,956,601	38,426,843

LIABILITIES
Accrued operating and other expenses	13,829,085	87,384	2,009,347	25,238

Net assets available for benefits	$2,014,413,390	$44,040,204	$1,697,947,254	$38,401,605

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

4.	INVESTMENT - PLAN INTEREST IN THE TRUST (Continued)

The following table presents the net investment income of the Trust for the year ended December 31, 2020:

Investment income:
Interest and dividends	$24,562,520
Net realized gains	45,228,398
Net unrealized appreciation	160,139,264

Total investment income	229,930,182

Administrative expenses	(5,341,014)

Total net investment income	$224,589,168

Portion allocated to this Plan:
Investment income	$4,507,241
Interest income on notes receivable from participants	36,194

$4,543,435

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The SBERA 401(k) Plan as adopted by the Plan is a volume submitter plan. Benefit Plans Administrative Services, LLC maintains the overall volume submitter plan document (master document). Benefit Plans Administrative Services, LLC has applied for and received Internal Revenue Service (IRS) approval of the master document. As of March 31, 2014, a favorable opinion letter has been received by the volume submitter plan sponsor. The Plan’s Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

7.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Northeast Retirement Services (NRS), by contract with the approval of the Boards of Trustees of SBERA and NRS, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for SBERA. The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2020 and 2019, the rate for the 401(k) plan was $929.50 per employer member ($1,229.50 for plans with over 100 participants) per quarter, plus $21.00 per active participant per quarter ($24.00 for member with bank stock), plus an additional 1.25 basis point assessment on assets.

The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this qualifies as a party-in-interest transaction. Additionally, the Plan extends notes to participants, who are considered parties-in-interest.

One of the Trust’s investment options that the Plan has elected to allow as an option for plan participants is the plan sponsor’s company stock. Balances of the plan sponsor’s company stock held in the Trust and allocated to participants was $2,954,564 and $3,264,041 as of December 31, 2020 and 2019, respectively.

SUPPLEMENTAL INFORMATION

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

EIN: 04-2498617, PLAN NUMBER: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

*	Plan Interest in Savings Banks Employees Retirement Association	Savings Banks Employees Retirement Association Common Collective Trust	**	$43,425,070

*	Participant Loans	Notes with per annum interest rate ranging from 4.25% to 6.50%	- 0 -	615,134

				$44,040,204

*	Party-in-interest as defined by ERISA.
**	Participant-directed investments for which historical cost information is not required to be presented.

See Report of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-29987) on Form S-8 of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. of our report dated June 25, 2021 with respect to the statements of net assets available for benefits of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related supplemental schedules as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 25, 2021